SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                  (RULE 13D-1)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)




                                 RADVISION LTD.
                                (Name of Issuer)


                                 ORDINARY SHARES
                         (Title of Class of Securities)

                                   M81869 10 5
                                 (CUSIP Number)

                                 ANDREAS MATTES
                           SIEMENS AKTIENGESELLSCHAFT
                   INFORMATION & COMMUNICATION NETWORKS GROUP
                        HOFMANNSTRASSE 51, D-81359 MUNICH
                           FEDERAL REPUBLIC OF GERMANY
                               011 49 89 722 33980

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    COPY TO:

                              KEVIN M. ROYER, ESQ.
                               SIEMENS CORPORATION
                               153 E. 53RD STREET
                            NEW YORK, NEW YORK 10022
                                 (212) 258-4000

                                 MARCH 17, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|


                         (Continued on following pages)

                              (Page 1 of 10 Pages)

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     CUSIP No. M81869 10 5                               13D                                 Page 2 of 10

    1.       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
             Siemens Aktiengesellschaft

    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                            (a)|_|
                                                                                                            (b)|_|

    3.       SEC USE ONLY


    4.       SOURCE OF FUNDS
             WC

    5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                                                               |_|

    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             Federal Republic of Germany

                            7.    SOLE VOTING POWER
       NUMBER OF
         SHARES                   1,625,228
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                            8.    SHARED VOTING POWER

                                  0




                            9.    SOLE DISPOSITIVE POWER
                                  1,625,228

                           10.    SHARED DISPOSITIVE POWER
                                  0


    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,625,228

    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                               |_|

    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        9.0%

    14.      TYPE OF REPORTING PERSON
              CO


ITEM 1.           SECURITY AND ISSUER

         The class of equity securities to which this Statement on Schedule 13D relates is the Ordinary Shares, par value NIS 0.1 per share (the "Ordinary Shares"), of RADVision Ltd. (the "Issuer"), a corporation organized under the laws of Israel, with its principal executive offices located at 24 Raoul Wallenberg St., Tel Aviv 69719, Israel.

ITEM 2.           IDENTITY AND BACKGROUND

         This  statement  is  being  filed  by  Siemens  Aktiengesellschaft,   a
corporation organized under the laws of the Federal Republic of Germany ("Siemens A.G.").

         Siemens A.G. has its principal office at Wittelsbacherplatz 2, D-80333 Munich, Federal Republic of Germany. Siemens A.G.'s principal business is the design, development, manufacture and marketing of a wide variety of electrical and electronics systems.

         The directors and executive officers of Siemens A.G. are set forth on Schedules I, attached hereto. Schedules I sets forth the following information with respect to each such person:

          i.   name;

         ii. business address (or residence address where indicated);

        iii. present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

         iv.   citizenship.

         During the last five years, neither Siemens A.G., nor any person named in Schedule I attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The aggregate amount of funds used by Siemens A.G. to purchase the shares of Ordinary Shares as described in Item 4 hereof was $27,628,876. Siemens A.G. used funds from its working capital to make the purchase.


ITEM 4.           PURPOSE OF TRANSACTION

         On February 22, 2000, the Issuer, Siemens A.G. and certain existing shareholders of the Issuer (the "Selling Shareholders") entered into a Share Purchase Agreement (the "Purchase Agreement"), pursuant to which Siemens A.G. agreed to purchase (i) 365,767 Ordinary Shares and (ii) 1,259,461 Ordinary Shares (collectively, the "Shares") from the Issuer and the Selling Shareholders, respectively, at a per share purchase price equal to the lesser of
(i) the offering price per Ordinary Share to be sold pursuant to the Issuer's initial public offering (the "IPO"), which was effective on March 14, 2000 (the "Effective Date"), and which offering price was $17.00 per Ordinary Share and
(ii) $17.00 per Ordinary Share.

         Siemens A.G. purchased the Shares for the purpose of making an investment in the Issuer and not with the present intention of acquiring control of the Issuer's business. Although upon purchase of the shares of Ordinary Shares Siemens A.G. obtained the right to appoint one person to the Issuer's Board of Directors, such right will not result in Siemens A.G. controlling the Board or the Issuer's business.

         Pursuant to the Purchase Agreement, Siemens A.G. also agreed that prior to the date which is 270 days after the Effective Date (the "Lockup Date"), it will not, directly or indirectly, transfer (other than certain permitted transfers to a member of the Siemens group) or offer to transfer any of the Shares, and agreed to enter into an undertaking to that effect addressed to the underwriters of the IPO. Siemens A.G. also agreed that in connection with any underwritten public offering by the Issuer of its equity securities pursuant to an effective registration statement filed under the Securities Act, it will not transfer or offer to transfer any of the Shares without the prior written consent of the Issuer and its underwriters. Such restriction (the "Market Stand-Off") shall be in effect for such period of time from and after the effective date of the final prospectus for the offering as may be requested by the Issuer or such underwriters; provided, however, that such Market Stand-Off shall not exceed 270 days from the closing of the transactions contemplated by the Purchase Agreement (the "Closing"), which closing occurred on March 17, 2000.

         Siemens A.G. from time to time may review its investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Based upon such review, Siemens A.G. will take such actions in the future as Siemens A.G. may deem appropriate in light of the circumstances existing from time to time. If Siemens A.G. believes that further investment in the Issuer is attractive, whether because of the market price of the Issuer's securities or otherwise, it may acquire shares of Ordinary Shares or other securities of the Issuer either in the open market or in privately negotiated transactions (subject to any applicable restrictions in the Purchase Agreement on Purchaser's ability to purchase additional shares of the Issuer's securities). Pursuant to the Purchase Agreement, Siemens A.G. declared that it will not make a hostile takeover of the Issuer.

         Similarly, depending on market and other factors, Siemens A.G. may determine to dispose of some or all of the shares of Ordinary Shares currently owned by Siemens A.G. or otherwise acquired by Siemens A.G. in the open market or in privately negotiated transactions (subject to any applicable restrictions in the Purchase Agreement on Purchaser's ability to dispose of shares of the Issuer's securities).

         Except as set forth in this Item 4 and in Item 6 below, Siemens A.G. has not formulated any plans or proposals which relate to or would result in:
(a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, (e) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other instrument's corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted, (i) a class of equity securities of the Issuer becoming eligible for termination of registration or
(j) any action similar to any of those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  Siemens A.G. purchased 365,767 shares newly-issued shares of Ordinary Shares from the Issuer and 1,259,461 shares of Ordinary Shares from the Selling Shareholders on March 17, 2000, for an aggregate purchase price of $27,628,876. The Issuer has indicated that as of March 17, 2000 there were approximately 18,028,596 shares of Ordinary Shares outstanding, including the 1,625,228 shares issued to Siemens A.G. Based on that information, Siemens A.G. owns approximately 9.0% of the issued and outstanding shares of Ordinary Shares. Except as described herein, neither Siemens A.G. nor any other person referred to in Schedule I attached hereto has acquired or disposed of any shares of Ordinary Shares during the past sixty days.

                  Except as otherwise provided in the Voting Agreement, Siemens A.G. has the sole right to vote or direct the vote and dispose or direct the disposition of all of the Shares. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any of the Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         As described in Item 4, Siemens A.G. has purchased 1,625,228 shares of Ordinary Shares pursuant to the Purchase Agreement.

         The Purchase Agreement also provides that upon the Closing, Siemens A.G. shall be entitled to nominate one director on its behalf to the Issuer's Board of Directors pursuant to the Voting Agreement entered into by the parties to the Purchase Agreement (the "Voting Agreement"). Under the Voting Agreement, Siemens A.G. and the Seller Shareholders agreed to vote the Ordinary Shares of the Issuer owned by each of them in favor of the nomination of one representative of Siemens A.G. to the Board of Directors of the Issuer, and as many other representatives of such Seller Shareholders shall indicate (but in no event less then the number of representatives as they had immediately prior to the IPO). Siemens and the Selling Shareholders also agreed to cause the existing Board, and future Boards, to nominate for election such persons in any proxy statement and written ballot sent to the shareholders of the Company in connection with such election or meeting. The parties to the Voting Agreement also agreed that in the event that all Directors, except for one Director, decide in good faith and believing it to be in the best interests of the Company and can substantiate their decision by reasonable proof that the continuing presence of any Director appointed by a party pursuant to Voting Agreement may damage the business prospects of the Company, then (i) the right of such Party to appoint a Director under this Agreement shall immediately terminate and such Board Member shall immediately resign from the Board, (ii) the other parties shall be released from any obligation to vote their Ordinary Shares in favor of such party's nominee, and such party shall be released from its obligations to vote as well and (iii) the parties shall take all actions necessary, including, without limitation, convening a meeting of shareholders, to effect the removal of such Director from the Board.

         Pursuant to an Assignment of Registration Rights dated February 22, 2000 between Siemens A.G. and the Selling Shareholders, each of the Selling Shareholders assigned to Siemens A.G. any and all of its rights to cause the Issuer to register the shares sold to Siemens A.G. by such Selling Shareholder for trading on any securities exchange at which the Issuer's shares are trading and Siemens A.G. accepted such assignment and agreed to be bound by all of the terms and conditions to which such shareholder was bound with respect to such rights.

         The description of certain terms of the Purchase Agreement set forth under Item 5 is incorporated in this Item 6 by reference.

         The foregoing description is a summary of certain terms of the Purchase Agreement and is qualified in its entirety by reference to such document, which is attached as Exhibit 1.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  EXHIBIT 1 Share Purchase Agreement dated February 22, 2000 between the Issuer, Siemens A.G. and the Selling Shareholders.

                  EXHIBIT 2 Voting Agreement dated March 17, 2000 between the Siemens A.G. and the Selling Shareholders.

                  EXHIBIT 3 Assignment Of Registration Rights dated February 22, 2000 between the Siemens A.G. and the Selling Shareholders.

SIGNATURE


                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.


March 27, 2000                          SIEMENS AKTIENGESELLSCHAFT



                                        By:  /s/ Andreas Mattes
                                             --------------------
                                        Name:  Andreas Mattes
                                        Title: President, Siemens AG ICN EN

                                   SCHEDULE I


                  The name and position of each of the executive officers and members of the Managing Board of Directors of Siemens A.G. are set forth below. Each of these persons is a Member of the Managing Board of Directors of Siemens AG and each of these persons is a citizen of the Federal Republic of Germany.




NAME                                  POSITION  WITH SIEMENS A.G. AND  PRINCIPAL       BUSINESS ADDRESS
                                      OCCUPATION
Dr. Heinrich von Pierer               President and CEO,                               Wittelsbacherplatz 2
                                      Head of Corporate Planning and Development       D-80333 Munich
                                      Department                                       Federal Republic of
                                                                                       Germany

Dr. Volker Jung                       Special Responsibilities:                        Wittelsbacherplatz 2
                                      Components, Information and                      D-80333 Munich
                                      Communications  Business Segments,               Federal Republic of
                                      Regions Africa, Middle East, C.I.S.              Germany

Mr. Roland Koch                       Head of Information and Communication            Hofmannstrasse 51
                                      Networks Group                                   D-81359 Munich
                                                                                       Federal Republic of
                                                                                       Germany

Dr. Edward G. Krubasik                Special Responsibilities:                        Werner-von-Siemens-Strasse
                                      Industry  and Transportation Business            50
                                      Segments                                         D-91052 Erlangen
                                                                                       Federal Republic of
                                                                                       Germany

Mr. Heinz Joachim Neuburger           Chief Financial Officer                          Wittelsbacherplatz 2
                                      Head of Corporate Finance Department,            D-80333 Munich
                                      Special Responsibilities:                        Federal Republic of
                                      Financial Services                               Germany

Prof. Peter Pribilla                  Head of Corporate Human Resources                Wittelsbacherplatz 2
                                      Department,                                      D-80333 Munich
                                      Special Responsibilities: Region the             Federal Republic of
                                      Americas                                         Germany


NAME                                  POSITION WITH SIEMENS A.G. AND PRINCIPAL         BUSINESS ADDRESS
                                      OCCUPATION
Mr. Jurgen Radomski                   Special Responsibilities:                        Werner-von-Siemens-Strasse
                                      Health Care and Lightning Business               50
                                      Segments,                                        D-91052 Erlangen
                                      Region Europe                                    Federal Republic of
                                                                                       Germany

Dr. Claus Weyrich                     Head of Corporate Technology Department          Otto-Hahn-Ring 6
                                                                                       D-81739 Munich
                                                                                       Federal Republic of
                                                                                       Germany

Dr. Gunther Wilhelm                   Special Responsibilities:                        Werner-von-Siemens-Strasse
                                      Energy Business Segments,                        50
                                      Regions Asia, Australia                          D-91052 Erlangen
                                                                                       Federal Republic of
                                                                                       Germany

Dr. Klaus Wucherer                    Head of Automation and Drives Group              Gleiwitzerstrasse 555
                                                                                       D-90475 Nuremberg
                                                                                       Federal Republic of
                                                                                       Germany


                                  EXHIBIT INDEX



EXHIBIT                                                                 DOC. NO.

Exhibit 1  Share Purchase Agreement dated February 22, 2000 between      EX-99.1
              the Issuer,  Siemens A.G. and the Selling Shareholders.

Exhibit 2  Voting Agreement dated March 17, 2000 between the Siemens     EX-99.2
              A.G. and the Selling Shareholders.

Exhibit 3  Assignment Of Registration Rights dated February 22, 2000     EX-99.3
              between the Siemens A.G. and the Selling Shareholders.